EXHIBIT 1

YEAR 2005 / 1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

     We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a focus on the China market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 34 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. In 1985, we launched Electronics News for China for this purpose. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.Today we have several publications and their associated websites, plus leading events and conferences that provide information to high tech design engineers and manufacturers in China and throughout Asia.

     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Today we are one of Asia’s leading providers of trade information in print, online, on CD ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

Revenue

     We derive revenue from three principal sources.

     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year.

     Exhibitions – trade shows and seminars – Our China Sourcing Fairs offer international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003 and two series of three fairs each were held in the second quarter and fourth quarter of 2004. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. International IC China conferences and exhibitions were held in March 2004 last year, this same seminars were held in April 2005 in current year. We derive revenue from exhibit space rental, advertising and sponsorship fees for advertisements in show guide, on billboards and banners and other forms of advertisements at and around our event venues. We also receive fees from attendees to our conferences and seminars held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

Results of Operations

     The following table sets forth the results of our operations:

	Three months ended
	March 31
	2005	2004
	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$22,636	$22,024
Exhibitions	—	1,509
Miscellaneous	131	129

	22,767	23,662

Operating Expenses:
Sales	7,716	7,504
Event production	—	180
Community	3,741	3,392
General and administrative	7,531	7,181
Online services development	984	1,072
Non-cash compensation expense	529	833
Amortization of software cost	296	369

Total Operating Expenses	20,797	20,531

Income from Operations	1,970	3,131

Net Income	$2,000	$2,628

Income from Operations:
Online and other media services	$3,101	$3,072
Exhibitions	(1,259)	(66)
Miscellaneous	128	125

Consolidated	$1,970	$3,131

Note:	1.Online and other media services consists of:

	Three months ended
	March 31
	2005	2004
	(Unaudited)	(Unaudited)

Online services	$13,093	$12,906
Print services	9,543	9,118

	$22,636	$22,024

The following table represents our revenue by geographical areas:

	Three months ended
	March 31
	2005	2004
	(Unaudited)	(Unaudited)

Asia	$21,221	$21,916
United States	1,235	1,584
Europe	145	97
Others	166	65

Total revenue	$22,767	$23,662

Consolidated Results

Revenue

     Our online and other media services revenue grew by 3% from $22.0 million during the three months ended March 31, 2004 to $22.6 million during the three months ended March 31, 2005, resulting from a 5% growth in our online and other media services revenue in our China market off-set by drop in some of our other markets during the quarter. Our exhibitions revenue declined from $1.5 million during the three months ended March 31, 2004 to $NIL million during the three months ended March 31, 2005 as we did not host any exhibition events in the first quarter of 2005. We moved our International IC China conferences and exhibitions for the year 2005 from March to April 2005. Our total revenue declined by 4% to $22.8 million during the three months ended March 31, 2005 from $23.7 million during the three months ended March 31, 2004 as we did not host any exhibition events in the first quarter of 2005.

     We have made substantial progress in developing our customer base in China, our largest market. China accounted for 46% of total revenue during the three months ended March 31, 2005.

     Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways. It may also give us a competitive advantage over media companies who do not offer a full range of media.

     Our growth strategy has five primary components:

(1)	Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

(2)	Expand Trade Show Business. We plan to launch more trade shows in the future.

(3)	Add New Customers for Existing Services. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we have involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online.

(4)	Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

(5)	Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals.

     At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe will drive revenue growth through further adoption of our online, publication and trade show products and services.

Operating expenses

     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $7.5 million during the three months ended March 31, 2004 to $7.7 million during the three months ended March 31, 2005, an increase of 3% due mainly to increase in sales marketing costs and sales promotions for exhibitions.

     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

     Event production costs declined from $0.2 million during the three months ended March 31, 2004 to $NIL million during the three months ended March 31, 2005, as we did not host any exhibition events during the three months ended March 31, 2005.

     Community. Effective first quarter of 2005 we are presenting the promotions costs incurred for promoting our technical conferences, exhibitions and seminars to buyer community and the printing and mailing costs of our marketing inserts business under community costs in our income statement. Accordingly such promotion costs and printing and mailing costs for first quarter of 2004 have been reclassified to community costs from general administration costs to conform to our current presentation.

     Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs for the exhibition events incurred in the interim quarterly periods are deferred and recognized as expenses when the related events are held during the financial year. The event specific promotion costs incurred for events to be held in the future financial years are expensed by the year-end in which the expenses are incurred.

     Community costs increased from $3.4 million during the three months ended March 31, 2004 to $3.7 million during the three months ended March 31, 2005, an increase of 9%. This increase was due mainly to increase in bulk mailing costs, printing charges, and paper costs. We incurred also promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.2 million during the three months ended March 31, 2004 to $7.5 million during the three months ended March 31, 2005, an increase of 4%, due mainly to the increase in content management services costs, marketing costs, administration support costs for our exhibitions and trade show activities and payroll costs.

     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services declined from $1.1 million during the three months ended March 31, 2004 to $1.0 million during the three months ended March 31, 2005, a decline of 9% resulting mainly from reduction in depreciation costs.

     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the three months ended March 31, 2005 was $0.5 million compared to $0.8 million recorded during the three months ended March 31, 2004. The decline is due mainly to re-measurement of equity compensation expense based on our prevailing share price.

     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

     Amortization of software cost. Amortization of software cost during the three months ended March 31, 2005, was $0.3 million, compared to $0.4 million for the three months ended March 31, 2004.

     Income From Operations. The total income from operations during the three months ended March 31, 2005 was $2.0 million as compared to $3.1 million during the three months ended March 31, 2004. The decline in total income from operations resulted mainly from the decline in revenue, increases in sales costs, community costs, general and administrative costs, off-set partially by declines in event production costs, online services development costs, non-cash compensation expense and amortization of software costs. Income from operations for online and other media services remained at $3.1 million during the three months ended March 31, 2005 and during the three months ended March 31, 2004, resulting from the growth in online and other media services revenue, declines in online services development costs, non-cash compensation expenses and amortization of software costs off-set by increases in sales costs, community costs and general and administrative costs.

     Gain (loss) on Sale of Available-for-sale Securities. We recorded a gain of $0.04 million arising from sale of available-for-sale securities during the three months ended March 31, 2005. We did not sell any available-for-sale securities during the three months ended March 31, 2004.

     Income Taxes. We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

     We reported a tax provision of $0.1 million during the three months ended March 31, 2005 and $0.2 million during the three months ended March 31, 2004.

     Net Income. Net income was $2.0 million during the three months ended March 31, 2005, compared to $2.6 million during the three months ended March 31, 2004. This decline resulted mainly from the decline in revenue, increases sales costs, community costs and general and administrative costs off-set partially by declines in event production costs, online services development costs, non-cash compensation expenses, amortization of software costs, tax provision, share of profits attributable to a minority shareholder and increases in gain on sale of available-for-sale securities and foreign exchange gains.

Liquidity and Capital Resources

     We financed our activities for the three months ended March 31, 2005 using cash generated from our operations.

     Net cash generated from operating activities was $9.3 million during the three months March 31, 2005, compared to $2.5 million cash generated from operating activities during the three months ended March 31, 2004. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

     Net cash used for investing activities was $2.1 million during the three months ended March 31, 2005, resulting mainly from the net purchases of available-for-sale securities of $1.5 million and $0.6 million cash used for capital expenditures mainly on office premises, for computers, softwares, reusable tradeshow booths and leasehold improvements. Net cash used for investing activities during the three months ended March 31, 2004 was $16.7 million, which was used principally for $0.3 million capital expenditures for computers, softwares, office furniture and $16.4 million purchase of available-for-sale securities.

     Net cash generated from financing activities was $38.4 million during the three months ended March 31, 2005, resulting from the $38.3 proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.1 million during the three months ended March 31, 2004, which represents amount received from directors for the shares subscribed by them in the Directors Purchase Plan.

     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at March 31, 2005, the unutilized amount under this facility was approximately $0.4 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at March 31, 2005, such guarantee amounted to $0.003 million.

     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.

     Advance payments received from customers were $37.8 million as of March 31, 2005, compared to $30.2 million as at December 31, 2004, improving our liquidity.

     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of March 31, 2005, we paid $1.9 million under these agreements. The amounts paid will be expensed when the related events are held.

     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $3.0 million, in payments over four years. As of March 31, 2005, we paid $0.7 million under these agreements.

     During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building in Shenzhen, China at a purchase price of $19.0 million, which was fully paid during the year 2004. The construction was completed during end of March 2005.

     On March 1, 2005, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 4, 2005 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2005. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.029 million from additional paid in capital to common share capital as of March 31, 2005 and December 31, 2004, in connection with the bonus share issue.

     On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.

     We intend to use the net proceeds from the sale of the common shares of approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.

     We have no bank debt as at March 31, 2005.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. In April 2005, the Securities and Exchange Commission adopted a new rule that allows implementation of SFAS 123R at the beginning of next fiscal year beginning after June 15, 2005. We are currently evaluating the effect, if any, that the adoption of SFAS 123R will have on our financial statements of position, results of operations or cash flows.

Qualitative and Quantitative Disclosures about Market Risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.

     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. Dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.

     During the three months ended March 31, 2005 and the three months ended March 31, 2004, we have not engaged in foreign currency hedging activities.

     In the three months ended March 31, 2005 and the three months ended March 31, 2004, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.